

August 11, 2014

<u>Via E-mail</u>
Steven R. Fox
Chief Executive Officer
Stalar 1, Inc.
317 Madison Avenue, Suite 1520
New York, NY 10017

      Re: **Stalar 1, Inc.**
              Form 8-K
              Filed March 19, 2014
              File No. 000-52971

Dear Dr. Fox:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Tom Kluck

              Tom Kluck
              Legal Branch Chief

cc: Ken Merritt, Esq.